Exhibit 99.1

INFORMATION RELATING TO ASCIANO LIMITED AND

THE ACQUISITION OF ASCIANO LIMITED

December 1, 2015

On December 1, 2015, Brookfield Infrastructure Partners L.P. (the “Partnership”), announced a public offering, made exclusively to Canadian residents under the laws of Canada, of C$125 million of Cumulative Class A Preferred Limited Partnership Units, Series 3 (the “Series 3 Preferred Units”) without registration under Section 5 of the Securities Act of 1933 (“Securities Act”) pursuant to Regulation S under the Securities Act (the “Offering”). In connection with the Offering, the Partnership is required to disclose certain information relating to the previously announced proposed transactions whereby the Partnership and its institutional partners may acquire the entire issued capital of Asciano Limited (“Asciano”). The information in this document is being incorporated by reference in the prospectus for the Series 3 Preferred Shares.

The Series 3 Preferred Units that are being offered exclusively outside the United States in reliance upon Regulation S under the Securities Act have not been, and will not be, registered under the Securities Act and, accordingly, may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements.

INTERPRETATION

Unless the context requires otherwise, when used in this document, the terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to, collectively, the Partnership, Brookfield Infrastructure L.P. (the “Holding LP”), the subsidiaries of Holding LP, from time-to-time, through which we hold all our interests in the operating entities (the “Operating Entities”), which are the entities that directly or indirectly hold our current operations and assets that we may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements. References to “Units” are to the non-voting limited partnership units in the capital of the Partnership other than the Class A Preferred Limited Partnership Units (the “Class A Preferred Units”) and references to “unitholders” and “preferred unitholders” are to the holders of Units and Class A Preferred Units, respectively. Certain other defined terms have the meanings set out in the glossary. See “Glossary of Certain Terms”.

CURRENCY

In this document, all references to “$” are to U.S. dollars, all references to “C$” are to Canadian dollars and all references to “A$” are to Australian dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. The forward-looking statements and information relate to, among other things, the Transaction (as defined below) and the expansion of our business, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements and information by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “tend,” “will,” and “would,” or the negative of those terms or other comparable terminology. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause the actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this document include, without limitation:

•	whether the Transaction is completed;

•	our assets are or may become highly leveraged and we intend to incur indebtedness above the asset level;

•	the Partnership is a holding entity that relies on its subsidiaries to provide the funds necessary to pay distributions and meet its financial obligations;

•	future sales and issuances of Units, or the perception of such sales or issuances, could depress the trading price of the Units;

•	the Transaction and future acquisitions may significantly increase the scale and scope of our operations and expose us to additional risks;

•	foreign currency risk and risk management activities;

•	the Partnership may become regulated as an investment company under the U.S. Investment Company Act of 1940, as amended;

•	the Partnership is exempt from certain requirements of Canadian securities laws and it is not subject to the same disclosure requirements as a U.S. domestic issuer;

•	we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;

•	effectiveness of our internal controls over financial reporting could have a material adverse effect;

•	general economic conditions and risks relating to the global economy;

•	commodity risks;

•	availability and cost of credit;

•	government policy and legislation changes;

•	exposure to uninsurable losses and force majeure events;

•	infrastructure operations may require substantial capital expenditures;

•	labour disruptions and economically unfavourable collective bargaining agreements;

•	exposure to health and safety related accidents;

•	exposure to increased economic regulation;

•	exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

•	high levels of regulation upon many of our Operating Entities;

•	First Nations claims to land, adverse claims or governmental claims may adversely affect our infrastructure operations;

•	the competitive market for acquisition opportunities;

•	our ability to renew existing contracts and win additional contracts with existing or potential customers;

•	timing and price for the completion of unfinished projects;

•	some of our current operations are held in the form of joint ventures or partnerships or through consortium arrangements;

•	our infrastructure business is at risk of becoming involved in disputes and possible litigation;

•	some of our businesses operate in jurisdictions with less developed legal systems and could experience difficulties in obtaining effective legal redress;

•	actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;

•	reliance on technology;

•	customers may default on their obligations;

•	reliance on tolling and revenue collection systems;

•	our ability to finance our operations due to the status of the capital markets;

•	changes in our credit ratings;

•	our operations may suffer a loss from fraud, bribery, corruption or other illegal acts;

•	Brookfield Asset Management Inc. and its related entities’ (other than Brookfield Infrastructure, collectively, “Brookfield”) influence over the Partnership;

•	the lack of an obligation of Brookfield to source acquisition opportunities for us;

•	our dependence on Brookfield and its professionals;

•	interests in the Partnership’s general partner (the “General Partner”) may be transferred to a third party without unitholder consent;

•	Brookfield may increase its ownership of the Partnership;

•	our master services agreement (“Master Services Agreement”) as described in Item 6.A “Directors and Senior Management — Our Master Services Agreement” of the Partnership’s annual report on Form 20-F for the fiscal year ended December 31, 2014 dated March 17, 2015 (“Annual Report”) and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of unitholders or preferred unitholders;

•	conflicts of interest between the Partnership and unitholders or preferred unitholders, on the one hand, and Brookfield, on the other hand;

•	our arrangements with Brookfield may contain terms that are less favourable than those which otherwise might have been obtained from unrelated parties;

•	the General Partner may be unable or unwilling to terminate our Master Services Agreement;

•	the limited liability of, and our indemnification of, our service provider;

•	unitholders or preferred unitholders do not have a right to vote on partnership matters or to take part in the management of the Partnership;

•	market price of the Units may be volatile;

•	dilution of existing unitholders;

•	adverse changes in currency exchange rates;

•	investors may find it difficult to enforce service of process and enforcement of judgments against us;

•	we may not be able to continue paying comparable or growing cash distributions to unitholders in the future;

•	changes in tax law and practice;

•	the Transaction may not be completed as planned;

•	the Transaction will significantly increase the scale and scope of our operations and our service provider may have difficulty managing these additional operations;

•	the Transaction may give rise to contingent liabilities;

•	Brookfield has structured the Transaction and some of our current operations as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which may reduce Brookfield’s and our influence over our operations and may subject us to additional obligations;

•	there is a risk that the Court may not approve the Scheme or may delay approval of the Scheme;

•	the Asciano Group is party to certain contracts which contain change of control provisions that will, or may if certain conditions pertain, be triggered by the Transaction which may, individually or in the aggregate, have an adverse effect on the Combined Group;

•	there is a risk that the Combined Group may face unanticipated liabilities and costs, operational disruption and the possible loss of key employees, customers or market share if integration is not achieved in a timely and orderly manner;

•	transaction costs will be incurred as a result of the Transaction;

•	there is a risk associated with the retention of a minority stake of Asciano;

•	there is a risk that a significant number of Asciano Shareholders will sell their BIP CDIs and adversely impact the price of the BIP CDIs or the Units;

•	the risks related to Asciano described under “Risk Factors” in this document; and

•	other factors described in the Partnership’s Annual Report, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in the Partnership’s Annual Report.

The risk factors included in the Partnership’s Annual Report, this document and in other documents filed by the Partnership with securities regulatory authorities could cause our actual results and our plans and strategies to vary from our forward-looking statements and information. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements and information might not occur. We qualify any and all of our forward-looking statements and information by these risk factors. Please keep this cautionary note in mind as you read this document. We disclaim any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES

FFO

To measure performance, among other measures, we focus on net income as well as funds from operations (“FFO”). We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. See Item 5 “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-IFRS Financial Measures” of the Partnership’s Annual Report and “Reconciliation of Non-IFRS Financial Measures” of the Partnership’s management’s discussion and analysis as of September 30, 2015 and December 31, 2014 and for the three and nine month periods ended September 30, 2015 and 2014 (“Q3 MD&A”) for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

AFFO

In addition, we use adjusted funds from operations (“AFFO”) as a measure of long-term sustainable cash flow. We define AFFO as FFO less maintenance capital expenditures. AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers. AFFO has limitations as an analytical tool. See Item 5 “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-IFRS Financial Measures” of the Partnership’s Annual Report and “Reconciliation of Non-IFRS Financial Measures” of the Partnership’s Q3 MD&A for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

Adjusted EBITDA

In addition to FFO and AFFO, we focus on “Adjusted EBITDA”, which we define as FFO excluding the impact of interest expense, cash taxes, and other income (expenses). Like FFO, Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool. See Item 5 “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-IFRS Financial Measures” of the Partnership’s Annual Report and “Reconciliation of Non-IFRS Financial Measures” of the Partnership’s Q3 MD&A for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

Underlying EBITDA

Asciano defines underlying EBITDA (“Underlying EBITDA”) as earnings before interest, taxes, depreciation and amortization less certain items that are either significant by virtue of their size and impact on earnings, or are deemed to be outside normal operating activities, as determined by Asciano’s board and management. Underlying EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Underlying EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Underlying EBITDA has limitations as an analytical tool.

Underlying NPAT

Asciano defines underlying NPAT (“Underlying NPAT”) as net profit after tax less certain items that are either significant by virtue of their size and impact on earnings, or are deemed to be outside normal operating activities, as determined by Asciano’s board and management. Underlying NPAT is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Underlying NPAT is therefore unlikely to be comparable to similar measures presented by other issuers. Underlying NPAT has limitations as an analytical tool.

RECENT DEVELOPMENTS

The Transaction

On August 17, 2015, the Partnership entered into the Implementation Deed to acquire, together with its institutional partners (collectively, the “Brookfield Consortium”), the entire issued capital of Asciano, a high quality rail and port logistics company in Australia with an enterprise value of approximately A$12 billion. The transaction received the unanimous support of the Asciano Board1 and, subject to the satisfaction of conditions precedent, will be implemented by a Scheme under Australian law requiring approval of Asciano Shareholders.

Under the terms of the Scheme, Asciano Shareholders will receive, subject to a “mix-and-match” mechanism, for each Asciano Share held, A$6.9439 in cash (reduced by the cash value of any Special Dividend paid) and 0.0387 BIP CDIs (the “Standard Consideration”). At the time of announcing the entering into of the Implementation Deed on August 17, 2015, the Standard Consideration represented a total implied value of A$9.15 per Asciano Share, made up of A$6.9439 in cash and A$2.21 in BIP CDIs.2 Those Asciano Shareholders who can capture the full benefit of the franking credits associated with the Special Dividend are expected to receive an additional benefit valued at up to A$0.39 per share.

At the time of entering into the Implementation Deed, the implied value of the Standard Consideration represented a premium of approximately 39% of the 30-trading day volume weighted average price of Asciano Shares leading up to July 1, 2015, the date on which Asciano was required for regulatory reasons to announce that discussions in relation to the transaction were taking place. The exchange ratio for Units was calculated based on a price of $42.05 per Unit, as at close of trading on August 14, 2015 and an AUD/USD exchange rate of 0.7374.

The meeting of Asciano Shareholders to vote on the Scheme was scheduled for November 10, 2015.

On November 5, 2015, the Acquirer, an Australian subsidiary of the Partnership, acquired 146,210,311 Asciano Shares representing 14.9% of the outstanding Asciano Shares, together with an economic interest in a further 4.3% of the Asciano Shares, and announced its intention to make an offer to acquire all of the Asciano Shares not already owned by the Acquirer (the “Offer”). The Partnership also requested that Asciano defer the vote on the Scheme. The Partnership and Asciano agreed on November 9, 2015 to amend the Implementation Deed to contemplate the Offer. The Offer price will be the Standard Consideration under the Scheme.

The Offer will be subject to the condition that tenders to the bid result in the Brookfield Consortium owning a minimum of 50.1% of the Asciano Shares. The Offer will be open for acceptance for a period of not less than one month following the mailing of the offer document to Asciano Shareholders.

In this document “Transaction” means the acquisition by the Brookfield Consortium of Asciano Shares (other than the Asciano Shares already held by the Brookfield Consortium), either through the implementation of the Scheme or completion of the Offer, as applicable, in accordance with the Implementation Deed.

This document contemplates two scenarios:

[1]	In the absence of a Superior Proposal and subject to an independent expert opining that the scheme is in the best interests of Asciano Shareholders.
[2]	Based on the Unit price of $42.05 per Unit as at NYSE close on August 14, 2015 and the AUD/USD exchange rate of 0.7374 as quoted by Bloomberg pricing services at 6 a.m. on August 15, 2015. The total implied value is A$9.18 per Asciano share, made up of A$6.9439 in cash and A$2.24 in BIP CDIs, based on the Unit price of $41.64 per Unit as at NYSE close on November 27, 2015 and the AUD/USD exchange rate of 0.7193 as quoted by Bloomberg pricing services at close on November 27, 2015.

•	100% Acquisition Scenario: a scenario where the Brookfield Consortium owns 100% of the Asciano Shares following the Transaction; and

•	50.1% Acquisition Scenario: a scenario where the Brookfield Consortium owns 50.1% of the Asciano Shares following the Offer.

If the Scheme is implemented, it is expected that the Partnership will own, indirectly, a 55.7% economic interest in Asciano. In the event that the Offer proceeds, the Brookfield Consortium could own between 50.1% of Asciano (of which the Partnership’s interest would be 27.9%) and 100% of Asciano (of which the Partnership’s interest would be 55.7%).

The closing of the Transaction remains subject to certain regulatory approvals, including from the Australian Competition and Consumer Commission (“ACCC”), the Foreign Investment Review Board (FIRB) and the Overseas Investment Office (OIO), and other conditions precedent as set out in the Implementation Deed, including, in the case of the Scheme, Asciano Shareholder approval and court approval.

On November 25, 2015, the ACCC announced its determination not to accept the Partnership’s proposed undertakings, which were previously submitted in connection with the Transaction. Notwithstanding this interim decision, the ACCC expressly indicated that it has not formed a final view on the Transaction, which it has reserved until December 17, 2015. The Partnership concurrently announced that it, in consultation with Asciano, is evaluating the variety of available alternatives for addressing those issues that the ACCC has determined cannot be resolved through undertakings relating to conduct alone, including the provision of new structural undertakings.

ASCIANO AND THE TRANSACTION

Information on Asciano Group

Overview of the Asciano Group

Asciano is one of Australia’s largest national rail freight and port operators. Asciano’s strategic objective is to be Australia’s leading provider of critical logistics services within essential infrastructure based supply chains. Asciano occupies all major segments of the import/export and domestic supply chains to offer a diverse freight mix service offering. For the year ended June 30, 2015, Asciano reported sales revenue of A$3.8 billion, EBITDA of A$1.1 billion and Underlying NPAT after minority interests of A$415 million.

Operational structure

Asciano’s activities are divided into three reportable segments: Pacific National, Terminals & Logistics and Bulk & Automotive Port Services.

FY15 Revenue Split by Division	FY15 Underlying EBITDA Split by Division[3]

A brief description of each is provided below.

Pacific National:

Pacific National consists of two broad business activities, National Intermodal freight haulage and Bulk Haulage. The National Intermodal freight haulage business provides interstate containerized freight services, interstate break bulk freight (steel), regional freight rail services in Queensland and hook and pull services for passenger trains. Pacific National is the largest provider of long haul intermodal rail services in Australia with a 70% market share. The Bulk Haulage business hauls a range of bulk goods around Australia by rail including coal, grain for domestic and export markets, minerals, concentrate and construction materials.

Terminals & Logistics:

Terminals & Logistics is one of two major competitors in the Australian market. It holds lease concessions and provides container stevedoring services in the four largest container ports in Australia, being East Swanson Dock in Melbourne, Port Botany in Sydney, Fisherman Islands in Brisbane and Fremantle in Western Australia. The division also provides an integrated logistics service that provides the interface between the shipping port and the beneficial freight owner in a joint venture with ACFS Port Logistics Pty Ltd.

Bulk & Automotive Port Services:

Bulk & Automotive Port Services specializes in the management of bulk ports and supporting infrastructure and the provision of port related logistics at over 40 sites across Australia and New Zealand. It also operates an integrated service for the transportation, processing and storage of motor vehicles from the port to the beneficial freight owner.

[3]	Excludes corporate costs.

Information about the Combined Group

Benefits of the Combined Group

The combination of Brookfield Infrastructure and Asciano will create a leading global infrastructure company with significant growth potential. In the 100% Acquisition Scenario, the Combined Group’s strategy will be to continue to grow through a combination of investments in its existing business and acquisitions.

Enhanced geography and asset type diversification

100% Acquisition Scenario

Under the 100% Acquisition Scenario, the Combined Group will have greater geographic diversification, with approximately half of pro forma earnings (50% of EBITDA) coming from Australasia followed by Europe (21% of EBITDA), South America (20% of EBITDA) and North America (9% of EBITDA).

100% Acquisition Scenario EBITDA by geography4

Partnership standalone EBITDA by geography	Asciano standalone EBITDA by geography	Combined Group pro forma EBITDA by geography

In the 100% Acquisition Scenario, the Combined Group will operate in four different infrastructure-related asset classes including transport (railroads, toll roads and ports) (58% of EBITDA), utilities (regulated terminal, electricity transmission assets and regulated distribution assets) (29% of EBITDA), energy (energy transmission, distribution and storage assets) (10% of EBITDA) and communications infrastructure (communication tower operations) (3% of EBITDA).

[4]	Pro forma EBITDA by geography for Combined Group based on Brookfield Infrastructure reported EBITDA for the six month period ending June 30, 2015, excluding corporate/other items. Asciano also based on EBITDA for the six months ended June 30, 2015 and converted at the average AUD/USD exchange rate over the same period of 0.7823 per Bloomberg pricing services. Excludes Brookfield Infrastructure’s corporate and overheads and only includes Brookfield Infrastructure’s proportionate share.

100% Acquisition Scenario Asciano and Combined Group EBITDA by asset type5

Partnership standalone EBITDA by asset type	Asciano standalone EBITDA by asset type	Combined Group pro forma EBITDA by asset type

50.1% Acquisition Scenario

Under the 50.1% Acquisition Scenario, the Combined Group will have greater geographic diversification, with the majority of pro forma earnings (42% of EBITDA) coming from Australasia followed by Europe (24% of EBITDA), South America (23% of EBITDA) and North America (11% of EBITDA).

50.1% Acquisition Scenario EBITDA by geography6

Partnership standalone EBITDA by geography	Asciano standalone EBITDA by geography	Combined Group pro forma EBITDA by geography

Under the 50.1% Acquisition Scenario, the Combined Group will operate in four different infrastructure-related asset classes including transport (railroads, toll roads and ports) (52% of EBITDA), utilities (regulated terminal, electricity transmission assets and regulated distribution assets) (34% of EBITDA), energy (energy transmission, distribution and storage assets) (11% of EBITDA) and communications infrastructure (communication tower operations) (3% of EBITDA).

[5]	Pro forma EBITDA by asset type for Combined Group based on Brookfield Infrastructure reported EBITDA for the six month period ending June 30, 2015, excluding corporate/other items. Asciano also based on EBITDA for the six months ended June 30, 2015 and converted at the average AUD/USD exchange rate over the same period of 0.7823 per Bloomberg pricing services. Excludes Brookfield Infrastructure’s corporate and overheads and only includes Brookfield Infrastructure’s proportionate share. Transport includes rail haulage, stevedoring and other logistical activities.
[6]	Pro forma EBITDA by geography for Combined Group based on Brookfield Infrastructure reported EBITDA for the six month period ending June 30, 2015, excluding corporate/other items. Asciano also based on EBITDA for the six months ended June 30, 2015 and converted at the average AUD/USD exchange rate over the same period of 0.7823 per Bloomberg pricing services. Excludes Brookfield Infrastructure’s corporate and overheads and only includes Brookfield Infrastructure’s proportionate share.

50.1% Acquisition Scenario Asciano and Combined Group EBITDA by asset type7

Partnership standalone EBITDA by asset type	Asciano standalone EBITDA by asset type	Combined Group pro forma EBITDA by asset type

Creation of a global ports and rails platform

Under the 100% Acquisition Scenario, Brookfield proposes to manage Asciano’s high-quality assets with those within its existing transport segment. The combined ports portfolio would reflect a continuation of Asciano’s stated strategy to join a global port platform. Together, the port assets provide the foundation of a global port network, with the potential to provide a global solution to shipping customers across multiple geographies. Brookfield believes there are opportunities to create value in the combined port portfolio of assets by leveraging Asciano’s leading experience in container terminal automation and Brookfield Infrastructure’s extensive business development expertise. Asciano’s leading-above rail operations together with Brookfield Infrastructure’s Australian and Brazilian logistics businesses would create an international rail logistics platform. Brookfield Infrastructure also believes there are opportunities to create value in the combined global rail portfolio including leveraging Pacific National technology and best practices to improve efficiency of Brookfield Infrastructure’s Brazilian rail assets. Below are the key assets of the Combined Group.

Increased access to capital:

Under the 100% Acquisition Scenario, the Combined Group will have increased access to capital due to a greater market capitalization and an enlarged asset base. These would provide the Combined Company with increased flexibility to pursue growth opportunities.

Positive financial impact under the 100% Acquisition Scenario

Under the 100% Acquisition Scenario, Brookfield Infrastructure expects this investment to be immediately accretive to overall results given the high cash generative nature of the assets being acquired. Its current expectation

[7]	Pro forma EBITDA by asset type for Combined Group based on Brookfield Infrastructure reported EBITDA for the six month period ending June 30, 2015, excluding corporate/other items. Asciano also based on EBITDA for the six months ended June 30, 2015 and converted at the average AUD/USD exchange rate over the same period of 0.7823 per Bloomberg pricing services. Excludes Brookfield Infrastructure’s corporate and overheads and only includes Brookfield Infrastructure’s proportionate share. Transport includes rail haulage, stevedoring and other logistical activities.

is an increase in AFFO per Unit of 7% based on Asciano’s historical results, adjusted for normalized sustaining capital expenditure levels.

AFFO/Unit accretion in USD – 100% Acquisition Scenario[8]

Positive financial impact under the 50.1% Acquisition Scenario

Under the 50.1% Acquisition Scenario, Brookfield Infrastructure expects this investment to be immediately accretive to results given the high cash generative nature of the assets being acquired. Its current expectation is an increase in AFFO per Unit of 5% based on Asciano’s historical results, adjusted for normalized sustaining capital expenditure levels.

[8]	Accretion under the 100% Acquisition Scenario in USD based on the Partnership’s annualized nine month CY15 results and 55.7% of Asciano’s financial year ended June 30, 2015 pro forma estimate, using an exchange rate of AUD/USD 0.72, the spot rate on November 20, 2015 per Bloomberg pricing services.

AFFO/Unit accretion in USD – 50.1% Acquisition Scenario[9]

Strong Australian presence

In the 100% Acquisition Scenario, Brookfield will materially increase the scale of its already significant operating platform in Australia. Brookfield has successfully grown this Australian platform both organically and through its ability to execute sophisticated, large-scale transactions.

Brookfield Infrastructure also believes there will be significant benefits delivered by the Transaction, including:

•	Brookfield Infrastructure will utilize its sophisticated asset management and infrastructure expertise to continue to optimize the operations of Asciano’s port and rail businesses, taking advantage of shared expertise and other synergies with Brookfield’s existing businesses where possible, thereby enhancing the efficiency of some of Australia’s most critical infrastructure;

•	as a stable, well-capitalized, long-term owner and operator of infrastructure with an already significant portfolio of real estate and infrastructure assets in Australia, Brookfield is well positioned to continue to maintain operational and financial stability for the business;

•	Brookfield Infrastructure will maintain a strong local presence by ensuring that senior management of Asciano remain based in Australia; and

•	Brookfield Infrastructure is committed to being a long term investor in Australia and it will be supportive of growth opportunities within the Asciano business, including the expansion of existing assets and the development of new infrastructure, which will assist in driving growth in the broader Australian economy. This will build upon Asciano’s significant investment in technology and business improvement over the past 5 years.

[9]	Accretion under the minimum acceptance level under the Offer of the Takeover Bid in USD based on the Partnership’s annualized nine month CY15 results and 27% of Asciano’s financial year ended June 30, 2015 pro forma estimate, using an exchange rate of AUD/USD 0.72, the spot rate on November 20, 2015 per Bloomberg pricing services.

Capital structure of the Combined Group

Overview

Brookfield Infrastructure’s capital structure will change if the Transaction is successful. In particular, the number of Units currently on issue will change, both as a result of the issue of Units underlying the BIP CDIs to be issued to Asciano Shareholders and the Private Placement. The Partnership’s sole material asset will remain its managing general partnership units in Holding LP but the Partnership’s percentage interest is expected to change from its current level.

Impact of the issue of BIP CDIs to Shareholders

The exact number of BIP CDIs to be issued by the Partnership and provided by the Acquirer to Asciano Shareholders, if the Transaction is successful, will depend on the number of Asciano Shares acquired by the Acquirer and the number of rights under Asciano’s long and short-term incentive plans exercised prior to implementation of the arrangements in the Implementation Deed. However, assuming successful implementation of the 100% Acquisition Scenario, the Partnership expects to issue approximately 30.6 million BIP CDIs. A corresponding number of managing general partnership units in Holding LP will be issued to the Partnership.

The remaining interest in Holding LP will continue to be held by Brookfield through an approximate 0.4% Special Limited Partner Unit interest and an approximate 27.25% RPU interest (following the issue of additional RPUs pursuant to the Private Placement).

Private Placement

As a result of the Private Placement, Brookfield will subscribe for up to approximately 5.8 million RPUs for aggregate proceeds of up to $250 million at a price of $43.20 per RPU. Completion of the Private Placement is contingent upon the Offer becoming unconditional or the Scheme becoming unconditional, as applicable. All of the proceeds of the Private Placement will be used to fund part of the cash component of the consideration under the Offer or the Scheme, as applicable.

The Partnership’s capital structure following implementation of the Transaction

Following the Transaction, assuming successful implementation of the 100% Acquisition Scenario, and completion of the Private Placement, Brookfield is expected to hold approximately 28% of the Partnership’s 267 million Units on issue on a fully-exchanged basis.

The Combined Group’s Financing

Following the Transaction, the Combined Group’s external net debt will consist of:

(a)	the Bilateral Facilities;

(b)	the Syndicated Facility;

(c)	four series of medium-term notes;

(d)	the Acquisition Facilities; and

(e)	non-recourse holding company and asset-level financings.

External debt within the consolidated group structure, on a pro forma, proportionally consolidated basis under the 100% Acquisition Scenario, will be $9.281 billion.

External debt within the consolidated group structure, on a pro forma, proportionally consolidated basis under the 50.1% Acquisition Scenario, will be $7,683 million.

The Bilateral Facilities

Brookfield Infrastructure has $1.425 billion senior unsecured revolving credit facilities pursuant to a series of bilateral facilities (collectively, the “Bilateral Facilities”). The Bilateral Facilities are used for working capital and general corporate purposes including acquisitions and investments. The Bilateral Facilities are available on a revolving basis for the full term of the Bilateral Facilities. Drawings under the facilities are subject to satisfaction of certain customary conditions precedent to drawing having been satisfied or waived, including all representations and warranties remaining true, no default having occurred and compliance with certain financial ratios. All amounts outstanding under the Bilateral Facilities are repayable on June 30, 2020. All obligations of Brookfield Infrastructure under the Bilateral Facilities are guaranteed by the Partnership. Loans under the Bilateral Facilities accrue interest at a floating rate based on LIBOR plus 1.20%. Brookfield Infrastructure is required to pay an unused commitment fee under the Bilateral Facilities of 18 basis points per annum. As at September 30, 2015, there were no draws on the Bilateral Facilities and $103 million of letters of credit were issued.

The Syndicated Facility

A separate $1 billion syndicated facility was entered into with an administration agent and a group of lenders all of whom are lenders under the Bilateral Facilities (the “Syndicated Facility”). The Syndicated Facility is available on a non-revolving basis for the purpose of:

•	making direct/indirect investments in the Acquirer, such funds to be exclusively used by the Acquirer for payment of the cash component of the consideration payable under the Scheme and to pay fees and expenses associated therewith; and

•	using the proceeds for the direct/indirect purchase of Asciano Shares from Brookfield or its Affiliates.

The Syndicated Facility bears substantially the same terms as the Bilateral Facilities, except that:

•	it matures one year following initial draw down;

•	it may only be used to fund consideration payable under the Scheme but not the Takeover Bid;

•	draws are available in $ only (and not in any other currency or by way of letter of credit or bankers’ acceptances);

•	following the initial drawdown there may be a further three subsequent drawdowns;

•	undrawn commitments will terminate on the earlier of: (a) March 17, 2016 if the initial drawdown is not made; (b) following the fourth drawdown; (c) on termination of the Scheme or the Deed Poll; or (d) any other occurrence which makes it impossible to complete the Scheme;

•	mandatory repayments are required following any (a) incurrence of indebtedness by a borrower or guarantor party to the Syndicated Facility, or of any of the Issuers, excluding any indebtedness incurred under the Bilateral Facilities and any indebtedness incurred to repay any outstanding indebtedness at the maturity thereof; (b) any public offering of debt securities by any subsidiary of the Partnership (other than the Acquirer and any subsidiary of the Acquirer), that is a holding company without significant operations or assets; and (c) any public offering by any borrower or guarantor party to the Syndicated Facility or any of their subsidiaries of any of their equity securities or the right to obtain any of their equity securities (excluding: (i) any issuance of such equity securities to their Affiliates without offering such equity securities publicly; and (ii) the issuance of any equity securities in connection with the Scheme); and

•	drawings under the Syndicated Facility are subject to satisfaction of certain administrative conditions relating to the Scheme, including, amongst others, that the Scheme has been approved at the Second Court Hearing, all material government and regulatory approvals have been obtained to complete the Transaction and that no Asciano Material Adverse Change (as defined in the Implementation Deed) has occurred.

The Partnership’s medium term notes

From time to time the Partnership raises funds under a shelf prospectus that qualifies the issuance of debt securities issued by the Issuers. An indenture dated as of October 10, 2012 between the Issuers and Computershare Trust Company of Canada, as trustee, as supplemented and amended from time to time (the “Indenture”) provides for one or more series of unsecured debentures or notes of the Issuers (the “Bonds”). On October 10, 2012, the Issuers issued C$400 million aggregate principal amount of 3.455% Medium Term Notes, Series 1, due October 10, 2017 under the Indenture. On March 11, 2015, the Issuers issued C$450 million aggregate principal amount of 3.452% Medium Term Notes, Series 2, due March 11, 2022 under the Indenture. On October 30, 2015, the Issuers issued C$375 million aggregate principal amount of 3.538% Medium Term Notes, Series 3, due October 30, 2020 and C$125 million aggregate principal amount of 3.034% Medium Term Notes, Series 4, due October 30, 2018. The Bonds are fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest by the Partnership and other related entities.

Acquisition Facilities

The Acquirer, as borrower, has entered into a senior secured syndicated facility agreement with, amongst others, Australia and New Zealand Banking Group Limited, Barclays Bank PLC, Australia Branch, Citibank N.A., Sydney Branch, Deutsche Bank AG, Sydney Branch and The Hong Kong and Shanghai Banking Corporation Limited, Sydney Branch (each as an original lender and mandated lead arranger and underwriter) (the “Acquisition Facilities”).

Under the Acquisition Facilities, the Acquirer has commitments of A$1.9 billion available to it for the purpose of payment of the cash component of the consideration payable under the Transaction. These commitments are available in two tranches of A$950 million. The Acquisition Facilities have been made available to the Acquirer on a “certain funds” basis up to a date not later than May 31, 2016 (or such other later date as may be agreed between the Acquirer and all of the lenders).

During the certain funds period:

•	the lenders agree that any duly completed funding request for the purpose of completing the Transaction or making other payments due as a part of completion of the Transaction will be complied with; and

•	any rights which exist in favour of the lenders to cancel a facility or to rescind or terminate the Acquisition Facilities (or related finance documents), or to accelerate repayment of a facility, or to enforce any security interest or to exercise any right of set-off or counterclaim in relation to any drawing to be made, will not be exercised, provided that as at the requested funding date:

•	certain conditions precedent to drawing have been satisfied or waived;

•	no “Major Representation” (being certain representations and warranties) being untrue or misleading in any material respect;

•	no “Major Default” (being certain events of default) is subsisting or being caused by the drawdown of the Acquisition Facilities; and

•	no circumstances which would make it unlawful for the lenders to provide the Acquisition Facilities are subsisting.

As at the date hereof, the Acquirer is not aware of:

•	any circumstance which would prevent the satisfaction of the conditions precedent to drawing the facilities, and is confident that they will be satisfied, in time to allow payment in full of the debt funded component of the aggregate consideration as and when due under the terms of the Scheme or the Takeover Bid;

•	any circumstance which would lead to a “Major Representation” being untrue or misleading in any material respect;

•	the occurrence of any “Major Default” or any circumstance which would lead to a “Major Default” subsisting or being caused by the drawdown of the Acquisition Facilities; or

•	any circumstance which would make it unlawful for the lenders to provide the Acquisition Facilities.

Holding Entities and Operating Entity debt

Brookfield Infrastructure manages its debt exposure by financing its operations at the Holding Entities and Operating Entity levels on a non-recourse basis with prudent levels of debt, ensuring a diversity of funding sources as well as laddering its maturity profile to minimize refinance risk. Brookfield Infrastructure also borrows in the currency where the asset operates, where possible, in order to hedge its currency risk. The Acquisition Facilities form part of this Holding Entity debt.

Maturity profile

The table below provides a summary of the pro forma debt maturities for each asset and corporate group on a pro forma, proportionally consolidated basis assuming successful implementation of the 100% Acquisition Scenario.10

Combined Group Debt Profile

Brookfield Infrastructure Partners L.P.

$US, millions (100% Acquisition Scenario)

	Average Maturity	2015	2016	2017	2018	2019	After	Total
Recourse borrowings
Corporate	4	—	—	297	95	—	1,067	1,459

Non-recourse borrowings
Utilities	10	1	247	5	5	41	2,392	2,691
Transport	7	202	283	164	910	92	2,590	4,241
Energy	7	12	15	510	—	145	383	1,065
Telecom	5	—	—	—	105	189	141	435

Total non-recourse borrowings	8	215	545	679	1,020	467	5,506	8,432

Total borrowings	7	215	545	976	1,115	467	6,573	9,891

Total cash retained in the business
Utilities								51
Transport								181
Energy								47
Telecom								33
Corporate and other								298

Cash total								610

Net debt
Utilities								2,640
Transport								4,060
Energy								1,018
Telecom								402
Corporate and other								1,161

Total Net Debt								9,281

[10]	The Partnership’s pro-rata share of Asciano layered onto Transport under the 100% Acquisition Scenario. Cash retained in business – after adjusting for the Private Placement, Units underlying BIP CDIs and the Bilateral Facilities.

The table below provides a summary of the pro forma debt maturities for each asset and corporate group on a pro forma, proportionally consolidated basis under the 50.1% Acquisition Scenario.11

Combined Group Debt Profile

Brookfield Infrastructure Partners L.P.

$US, millions (50.1% Acquisition Scenario)

	Average Maturity	2015	2016	2017	2018	2019	After	Total
Recourse borrowings
Corporate	4	—	—	297	95	—	621	1,013

Non-recourse borrowings
Utilities	10	1	247	5	5	41	2,392	2,691
Transport	8	116	224	164	394	158	2,247	3,303
Energy	7	12	15	510	—	145	383	1,065
Telecom	5	—	—	—	105	189	141	435

Total non-recourse borrowings	8	129	486	679	504	533	5,163	7,494

Total borrowings	8	129	486	976	599	533	5,784	8,507

Total cash retained in the business
Utilities								51
Transport								196
Energy								47
Telecom								33
Corporate and other2								497

Cash total								824

Net debt
Utilities								2,640
Transport								3,107
Energy								1,018
Telecom								402
Corporate and other								516

Total Net Debt								7,683

Sources of Consideration

Overview

The Partnership has the capacity to issue the maximum number of Units underlying the BIP CDIs which the Acquirer may be required to transfer as consideration under the Transaction. Unitholder approval is not required for the issue of Units underlying the BIP CDIs that are used to implement the Transaction.

The Acquirer intends to fund the cash component of the consideration payable under the Transaction with a combination of debt and equity. The total amount of equity funding and debt funding available to the Acquirer is sufficient to pay the maximum total cash component of the consideration payable under the Transaction.

Equity funding

The Acquirer is the beneficiary of legally binding commitment letters from Affiliates of the Partnership, BIF, GIC Investor and bcIMC under which those parties agree to provide (or procure the provision from other sources) funding to the Acquirer for the Acquirer to use to meet its obligations to pay the cash component of the

[11]	The Partnership’s pro-rata share of Asciano layered onto Transport under the minimum acceptance level for the Offer of the Takeover Bid. Cash retained in business – after adjusting for the Private Placement, Units underlying BIP CDIs and the Bilateral Facilities.

consideration payable under the Transaction and transaction expenses (the “Equity Funding”). In aggregate, the Equity Funding exceeds A$7 billion and is expected to be provided by each of the Partnership, BIF, GIC Investor, and bcIMC pro rata to its equity commitment.

The obligation to provide the Equity Funding under the commitment letters is subject to certain conditions precedent being satisfied or waived and that all of the conditions precedent to drawdown of the Acquisition Facilities are satisfied or waived.

The Partnership’s contribution to the Equity Funding will be funded from a combination of the proceeds of the Bilateral Facilities and the Private Placement along with existing funds.

Debt funding

As described above, the Acquirer is the borrower under the Acquisition Facilities. The Acquisition Facilities will be utilised to fund the cash component of the consideration payable under the Transaction not funded by the Equity Funding.

TRANSACTION AGREEMENT

Agreements in connection with the Transaction

Scheme of Arrangement

On August 18, 2015, Asciano announced that it had entered into an Implementation Deed with the Partnership which contemplated that the Acquirer would acquire all of the Shares by way of scheme of arrangement. The Scheme Booklet relating to the Scheme was approved in the Supreme Court of New South Wales on September 29, 2015. The Scheme Meeting was scheduled to be held on November 10, 2015, but by orders of the Supreme Court of New South Wales on November 8, 2015, the Scheme Meeting has now been deferred until a date to be determined.

Implementation Deed

The Implementation Deed sets out the rights and obligations of Asciano and the Partnership in connection with the implementation of the Scheme. On November 9, 2015, the Implementation Deed was amended and restated to facilitate the Takeover Bid as well as the Scheme. The following represents a summary only and reference should be made to the full text of the Implementation Deed, which is available electronically at www.sedar.com.

Conditions precedent

The Offer is subject to a number of conditions which must be satisfied or waived before an unconditional contract can arise from acceptance of the Offer. These conditions, which are set out in Section 12.8 of the Bidder’s Statement, include but are not limited to the following:

•	various approvals, consents or relief from regulatory authorities;

•	no Asciano Material Adverse Change and no Asciano Prescribed Occurrence having occurred;

•	approval of the BIP CDIs to be issued pursuant to the Scheme for listing on the ASX;

•	at the end of the Offer Period, the Acquirer has (together with its Associates) Relevant Interests in at least 50.1% of the Shares (on a fully diluted basis);

•	the value of a Unit does not fall below the Reference Price;

•	Asciano Shareholders (other than the Acquirer) at the Scheme Meeting do not agree to the Scheme by the requisite majorities;

•	there is not in effect any order, injunction decision or decree issued or any action or investigation announced or commenced which either: (i) restrains or prohibits (or could restrain or prohibit), or otherwise materially adversely impacts, the making of the Offer or the completion of any transactions contemplated by the Bidder’s Statement or the rights of the Acquirer or the Acquirer in respect of Asciano and the Shares to be acquired pursuant to the Offer, or (ii) requires the divestiture by the Acquirer of any Shares, or the divestitures of any assets of Asciano, the Partnership or their related entities; and

•	all approvals and consents of a third party necessary to implement the Offer in respect of Port Botany and Port of Brisbane and all other third party approvals and consents that Brookfield Infrastructure and Asciano agree are necessary or desirable to implement the Offer are obtained.

Implementation of the Scheme is subject to a number of conditions which must be satisfied or waived (where capable of waiver) before the Scheme can be implemented and which are set out in Clause 3 of the Implementation Deed including but not limited to the following:

•	various approvals, consents or relief from regulatory authorities;

•	approval of the Scheme by the Requisite Majority of Asciano Shareholders;

•	approval of the Scheme by the Court;

•	approval of the BIP CDIs to be issued pursuant to the Scheme for listing on the ASX;

•	no Asciano Material Adverse Change, no Asciano Prescribed Occurrence, no Brookfield Material Adverse Change and no Brookfield Prescribed Occurrence having occurred; and

•	all approvals and consents of a third party necessary to implement the Scheme in respect of Port Botany and Port of Brisbane and all other third party approvals and consents that Brookfield Infrastructure and Asciano agree are necessary or desirable to implement the Scheme are obtained. As at September 30, 2015, the date of the Scheme Booklet, it was not anticipated that any consents or third party approvals other than those related to Port Botany and Port of Brisbane will be required under this condition.

Conduct of business and access to information

Clause 8 of the Implementation Deed sets out the obligations of each party applying from the date of the Implementation Deed up to and including the earlier of Completion of the Takeover Bid and Implementation Date with respect to conduct of their respective businesses and access to information. Each party is obliged to, among other things:

•	conduct its businesses and operations in the ordinary and usual course consistent with the manner in which each such business and operations have been conducted in the 12 month period prior to the date of the Implementation Deed;

•	keep the other informed of the conduct of their business;

•	provide regular reports on the financial affairs of the Asciano Group (in the case of Asciano) and the BIP Group (in the case of Brookfield) in a timely manner to the other party;

•	make all reasonable efforts to:

•	preserve and maintain the value of their respective businesses and assets and keep available the services of their directors, officers and employees; and

•	maintain and preserve their relationships with Government Agencies, customers, suppliers and others having business dealings with any Asciano Group Member (in the case of Asciano) (including, in the case of Asciano, using reasonable endeavours to obtain consents from third parties to any change of control provisions in any contracts or arrangements to which a member of the Asciano Group is a party);

•	ensure, respectively, that no Asciano or Brookfield Prescribed Occurrence or Asciano Regulated Event occurs prior to the earlier of Completion of the Takeover Bid and the Implementation Date;

•	afford to the other and its Related Persons (including any Investigating Accountant) reasonable access to information, including financial, tax and other information about their respective business, or such senior executives of the other as reasonably requested at mutually convenient times, and afford the other reasonable co-operation for the purposes of or in connection with the Transactions; and

•	in the case of Asciano, provide timely cooperation in connection with the arrangement or syndication of any acquisition, debt or equity financings by any member of the Brookfield Group as may be reasonably requested by the Partnership.

Exclusivity

Clause 5 of the Implementation Deed sets out the exclusivity obligations of Asciano in connection with the implementation of the Scheme. A summary of the key exclusivity obligations of Asciano during the Exclusivity Period is set out below.

•	(no talk and no shop) Asciano must not, and must ensure that each of its Related Persons does not, directly or indirectly, without the prior written consent of the Partnership:

•	(no shop): solicit, invite, encourage or initiate (including by the provision of non-public information to any Third Party) any inquiry, expression of interest, offer, proposal or discussion by any person in relation to, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Competing Proposal or communicate to any person an intention to do any of the above;

•	(no talk): participate in or continue any negotiations or discussions with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Competing Proposal; or participate in or continue any negotiations or discussions with respect to any actual, proposed or potential Competing Proposal; or enter into any agreement, arrangement or understanding in connection with such a Competing Proposal; or provide any non-public information about the business or affairs of the Asciano Group to a Third Party (other than a Governmental Agency that has a right to obtain that information and has sought it) in connection with a Competing Proposal.

The no talk obligation is subject to a “fiduciary out” where, in the opinion of the Asciano Board, formed in good faith after receiving written advice from its external legal advisors, complying with that obligation would constitute, or would be likely to constitute, a breach of any of the fiduciary or statutory duties of the Asciano Board Members, provided that the actual, proposed or potential Competing Proposal was not directly or indirectly brought about by, or facilitated by, a breach of the no-shop obligations.

•	(Notification of approaches) Asciano must, as soon as possible, notify the Partnership in writing if it, or any of its Related Persons, becomes aware of any:

•	discussions or attempt or intention to initiate any discussions in relation to an actual or potential Competing Proposal;

•	proposal made to Asciano or any of its Related Persons, in connection with an actual or potential Competing Proposal; or

•	any provision of non-public information concerning a member of the Asciano Group to any Third Party in connection with an actual or potential Competing Proposal.

A notification given must include the identity of the Third Party, including all the material terms relating to the actual or potential Competing Proposal.

•	(Matching right) Asciano must not enter into any binding legal agreement, arrangement or understanding in respect of a Competing Proposal unless the Asciano Board acting in good faith and in order to satisfy what the Asciano Board Members consider to be their statutory or fiduciary duties (having received written advice from its external legal advisors) determines that a Competing Proposal would be or would be likely to be an actual, proposed or potential Superior Proposal, and:

•	Asciano has complied with its obligation to notify the Partnership of the approach as summarized above;

•	Asciano has given the Partnership at least 5 Business Days after the notification of the approach to provide a matching or Superior Proposal to the terms and conditions of the actual, proposed or potential Competing Proposal; and

•	Brookfield Infrastructure has not announced a matching or superior counterproposal to the terms of the actual, proposed or potential Competing Proposal by the expiry of the 5 Business Day period.

If the Partnership announces a counterproposal within those 5 Business Days and the Asciano Board considers, acting reasonably and in good faith, such counterproposal would provide an equivalent or superior outcome for Asciano Shareholders as a whole compared with the Competing Proposal (taking into account the terms and conditions), Asciano and the Partnership must use their reasonable endeavours to implement the Partnership’s counterproposal as soon as reasonably practicable, and Asciano must use its reasonable endeavours to procure that the Asciano Board continues to recommend the Transaction(s) (as modified by the counterproposal).

Reimbursement fee arrangements:

Clause 16 of the Implementation Deed sets out the circumstances with respect to which Asciano has agreed to pay a reimbursement fee of A$88 million to Brookfield Infrastructure. The reimbursement fee will be payable if any one of the following events occur:

•	during the Exclusivity Period, one or more Asciano Board Members withdraws, adversely revises or adversely qualifies his or her support of the Takeover Bid or his or her recommendation that Asciano Shareholders accept the Offer, unless:

•	the Independent Expert concludes that the Takeover Bid is not fair and reasonable and:

•	that conclusion is not due wholly or partly to the existence, announcement or publication of a Competing Proposal;

•	that conclusion is primarily due to a decrease in the Australian dollar value of Units; and

•	the AUD Value of a Unit has been equal to or less than A$45.20 for any five consecutive trading days within the three weeks prior to the date of the update, addendum or variation of Independent Expert’s Report; or

•	Asciano was, at the time Brookfield terminated the deed, entitled to terminate the Implementation Deed as a result of a material breach of a representation or warranty of Brookfield, or the occurrence of a Brookfield Material Adverse Change or Brookfield Prescribed Occurrence;

•	during the Exclusivity Period, one or more Asciano Board Members withdraws, adversely revises or adversely qualifies his or her support of the Scheme or his or her recommendation that Asciano Shareholders (other than the Acquirer) vote in favour of the Scheme, unless:

•	the Independent Expert concludes (in the Independent Expert’s Report, as contained in the Scheme Booklet but not in any update, addendum or variation of either Independent Expert’s Report) that the Scheme or the Takeover Bid is not in the best interest of Asciano Shareholders (except where that conclusion is due wholly or partly to the existence, announcement or publication of a Competing Proposal);

•	the Independent Expert concludes in any update, addendum or variation of the Independent Expert’s Report that the Scheme is not in the best interests of Asciano Shareholders and:

•	that conclusion is not due wholly or partly to the existence, announcement or publication of a Competing Proposal;

•	that conclusion is primarily due to a decrease in the Australian dollar value of BIP CDIs; and

•	the AUD Value of a Unit has been equal to or less than A$45.20 for any five consecutive trading days within the three weeks prior to the date of the update, addendum or variation of the Independent Expert’s Report; or

•	Asciano was, at the time the Partnership terminated the deed, entitled to terminate the Implementation Deed as a result of a material breach of a representation or warranty of Brookfield, or the occurrence of a Brookfield Material Adverse Change or Brookfield Prescribed Occurrence; or

•	at the time of the withdrawal, adverse revision or adverse qualification, the Scheme vote condition to the Scheme had become incapable of satisfaction or there was no reasonable prospect of the Scheme Meeting being held (provided that at the time no Asciano Board Member had withdrawn, adversely revised or adversely qualified his or her support for the Offer);

•	the Partnership terminates the Implementation Deed for material breach by Asciano;

•	one or more Asciano Board Members recommends that Asciano Shareholders accept or vote in favour of, or otherwise supports or endorses (including support by way of accepting or voting, or by way of stating an intention to accept or vote, in respect of any Asciano Shares held by any Asciano Board Member), a Competing Proposal of any kind that is announced (whether or not such proposal is stated to be subject to any pre-conditions) between the date of the Implementation Deed and the end of the Exclusivity Period; or

•	a Competing Proposal of any kind is announced during the Exclusivity Period (whether or not such proposal is stated to be subject to any pre-conditions) and, within 12 months of the date of such announcement, the Third Party or any Associate of that Third Party, completes a Competing Proposal, acquires control of Asciano, or Asciano has entered into an agreement with such Third Party which requires Asciano to abandon or otherwise fail to proceed with the Scheme or Takeover Bid.

Asciano’s total liability under the agreement is capped at the amount of the reimbursement fee and Asciano will not be required to pay (and will be entitled to a refund to the extent that it has already paid) the reimbursement fee if the Completion of either the Scheme or the Takeover Bid occurs, notwithstanding the occurrence of any of the trigger events set out above.

Representations and warranties

The Partnership, in Schedule 2 to the Implementation Deed, and Asciano in Schedule 3 to the Implementation Deed, have each given representations and warranties to the other, customary for a transaction of this nature.

Termination rights

Clause 17 of the Implementation Deed sets out the termination rights of each party. These are summarized below.

•	Termination by either party: Either party may terminate the Implementation Deed if:

•	at any time before 8:00am (Sydney time) on the Second Court Date or before the close of the Offer Period (the “Cut-off Time”), the other party has materially breached the Implementation Deed and failed to remedy that breach within 5 Business Days after the date on which the party entitled to terminate gave written notice of the breach to the party in breach, other than in respect of a breach of a representation and warranty of either party;

•	at any time before the Cut-off Time if the Court or another government agency (including any other court) has taken any action permanently restraining or otherwise prohibiting or preventing either or both of the Transactions, or has refused to do anything necessary to permit either or both of the Transactions, and the action or refusal has become final and cannot be appealed or reviewed;

•	where the conditions of both the Scheme and the Takeover Bid are unable to be satisfied as per Clause 3.5 of the Implementation Deed;

•	the Effective Date for the Scheme has not occurred, or will not occur, on or before the End Date and the Acquirer withdraws the Offer for the Takeover Bid or the Offer for the Takeover Bid lapses for any reason, including non-satisfaction of a condition; or

•

at any time prior to the Cut-off Time, the other party is in breach of a representation and warranty and the relevant breach is material in the context of the Transaction taken as a whole and continues to exist 5 Business Days (or any shorter period ending at 5:00pm

(Sydney time) on the Business Day before the Second Court Date) after the date on which written notice is given of the breach.

•	Termination by the Partnership: The Partnership may terminate the Implementation Deed at any time before 8:00am (Sydney time) on the Second Court Date if:

•	an Asciano Material Adverse Change or an Asciano Prescribed Occurrence occurs;

•	any Asciano Board Member fails to recommend the Scheme or any Asciano Board Member withdraws, adversely revises or adversely modifies his or her recommendation that Asciano Shareholders (other than the Acquirer) vote in favour of the Scheme or any Asciano Board Member makes a public statement indicating that he or she no longer recommends the Scheme or recommending, supporting or endorsing another transaction (including any Competing Proposal but excluding the Takeover Bid) (provided that an Asciano Board Member shall not be taken to have triggered this termination right merely because the Scheme vote condition to the Scheme has become incapable of satisfaction or there is no reasonable prospect of the Scheme Meeting being held and he or she makes a statement modifying his or her recommendation to vote in favour of the Scheme in a way which indicates that, while the Scheme remains recommended as an outcome which is in the best interests of Asciano Shareholders, in his or her view the Scheme vote condition to the Scheme has become incapable of satisfaction or there is no reasonable prospect of the Scheme Meeting being held, provided further that at the relevant time no Asciano Board Member has withdrawn, adversely revised or adversely qualified his or her support for the Offer); or

•	any Asciano Board Member fails to recommend the Takeover Bid or any Asciano Board Member withdraws, adversely revises or adversely modifies his or her recommendation that Asciano Shareholders (other than the Acquirer) accept the Offer or any Asciano Board Member makes a public statement indicating that he or she no longer recommends the Takeover Bid or recommending, supporting or endorsing another transaction (including any Competing Proposal excluding the Scheme).

•	Termination by Asciano: Asciano may terminate the Implementation Deed at any time before 8:00am (Sydney time) on the Second Court Date if:

•	a Brookfield Material Adverse Change or a Brookfield Prescribed Occurrence occurs; or

•	the Asciano Board or a majority of the Asciano Board has changed, withdrawn or modified its recommendation in accordance with Clause 4.6 of the Implementation Deed and Asciano has complied with any obligations to pay the reimbursement fee.

PRO FORMA RESULTS OF THE PARTNERSHIP

The pro forma results of the Partnership include the results for the Partnership’s existing business in addition to the Asciano business. The separately filed unaudited pro forma consolidated financial statements of the Partnership have been derived from and should be read in conjunction with: (i) the Partnership’s audited consolidated statements of financial position as of December 31, 2014 and December 31, 2013 and the related consolidated statements of operating results, comprehensive income, partnership capital and cash flows for each of the years ended December 31, 2014, 2013 and 2012; (ii) the Partnership’s unaudited interim condensed and consolidated financial statements as of June 30, 2015 and December 31, 2014 and for the three and six month periods ended June 30, 2015 and 2014; and (iii) the audited financial statements for Asciano as at June 30, 2015 and 2014 and for the years ended June 30, 2015 and 2014, which have been separately filed. Certain pro forma adjustments have been made to the historical results in order to present the consolidated financial information of the Partnership to give effect to:

•	the acquisition of Asciano as described in note 2 to the separately filed unaudited pro forma consolidated financial statements; and

•	other pro forma adjustments as described in notes 5, 6 and 7 to the separately filed unaudited pro forma consolidated financial statements.

in each case, as if these transactions occurred on June 30, 2015 for purposes of the unaudited pro forma consolidated statement of financial position and on January 1, 2014 for purposes of the unaudited pro forma consolidated statements of operating results. Historical results from any prior period are not necessarily indicative of results to be expected for any future period, and the results for the six months ended June 30, 2015 are not necessarily indicative of results to be expected for the full year. The unaudited pro forma consolidated financial statements and data have been prepared based on currently available information and assumptions deemed appropriate by management of the Partnership. The unaudited pro forma consolidated financial statements and data are for informational purposes only and are not necessarily indicative of either the financial position or the operating results that would have been achieved had the transactions for which we are giving pro forma effect actually occurred on the dates referred to above, nor are such pro forma consolidated financial statements and data necessarily indicative of the financial position or the operating results for any future date or period, because such unaudited pro forma consolidated financial statements and data are based on estimates of financial effects that may prove to be inaccurate. See the unaudited pro forma consolidated financial statements of the Partnership, which have been separately filed.

The unaudited pro forma consolidated financial statements of the Partnership have been prepared in accordance with Section 8.4(6) of National Instrument 51-102 – Continuous Disclosure Obligations, which permits pro forma financial statements based on earlier financial statements when certain conditions have been met.

CONSOLIDATED CAPITALIZATION OF THE PARTNERSHIP

On October 30, 2015, subsidiaries of the Partnership issued C$375 million aggregate principal amount of 3.538% Medium Term Notes, Series 3, due October 30, 2020 and C$125 million aggregate principal amount of 3.034% Medium Term Notes, Series 4, due October 30, 2018 (together, the “Notes”). Other than the Offering and the issuance of the Notes (the “Note Offerings”), there have been no material changes in the capitalization of the Partnership since September 30, 2015.

The following table sets forth the consolidated capitalization of the Partnership: (i) as at June 30, 2015 on an actual basis, (ii) as at June 30, 2015 as adjusted to give effect to the Offering, the Note Offerings and the transactions referred to in the Partnership’s unaudited pro forma consolidated financial statements, which have been separately filed, under 50.1% Acquisition Scenario, as though they had each occurred on June 30, 2015, (iii) as at June 30, 2015 as adjusted to give effect to the Offering, the Note Offerings and the transactions referred to in the Partnership’s pro forma consolidated financial statements, which have been separately filed, under the 100% Acquisition Scenario, as though they had each occurred on June 30, 2015. The table below should be read together with the detailed information and financial statements which have been separately filed, including the unaudited interim condensed and consolidated financial statements of the Partnership as at and for the six month periods ended June 30, 2015 and the unaudited consolidated pro forma financial statements of the Partnership.

	As at June 30, 2015 ($Millions)	As at June 30, 2015 Pro forma as adjusted to give effect to the Offering, the Note Offerings and the 50.1% Acquisition Scenario(1) ($Millions)		As at June 30, 2015 Pro forma as adjusted to give effect to the Offering, the Note Offerings and the 100% Acquisition Scenario(1) ($Millions)
Corporate borrowings	683	1,082	(2)	1,561	(2)
Non-recourse borrowings	6,015	10,072	(2)	10,494	(2)
Other liabilities	3,323	5,810		5,550
Preferred shares	20	20		20
Partnership capital
Limited Partners	3,864	4,371		5,040
General Partner	22	22		22
Non-controlling interest
Redeemable Partnership Units held by Brookfield Asset Management Inc.	1,519	1,750		1,868
Interest of others in operating subsidiaries	1,410	5,424		3,606
Preferred unitholders	96	196		196

Total capitalization	16,952	28,747		28,357

(1)	See the Partnership’s separately filed unaudited pro forma consolidated financial statements. Canadian dollar adjustments have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.8004.
(2)	Includes estimated indebtedness incurred by the Partnership since June 30, 2015.

RISK FACTORS

The risks and uncertainties below represent the risks that the Partnership believes are material. If any of the events or developments discussed below actually occurs, the Partnership’s assets, liabilities, business, financial condition, results of operations and the value of our securities could be adversely affected. Other factors not presently known to the Partnership or that the Partnership presently believes are not material could also affect the Transaction or the future business and operations of the Partnership.

Risks and uncertainties relating to the business and operations of the Partnership are also discussed in the materials that the Partnership files with securities regulatory authorities from time to time, including the Partnership’s Annual Report and the other documents of the Partnership filed with the U.S. Securities and Exchange Commission.

Risks Related to the Transaction

The Transaction may not be completed as planned.

The Transaction is subject to a number of closing conditions, including securityholder, regulatory and other third party approvals, that are beyond our control and may not be satisfied. If the Transaction is not completed on the terms agreed to with Asciano, the market value of Units may decline significantly and we may not be able to achieve the benefits described in this document. If a Superior Proposal is made to Asciano, then we have the right to match the higher price, but our expected benefits from the Transaction might be reduced. If we do not match the terms of the Superior Proposal, we will not be able to complete the Transaction or realize the benefits. See “Transaction Agreement”.

The Transaction will result in a significant increase in the size of our operations and our service provider may have difficulty managing these additional operations.

The Transaction will add new operations to our current operations. We depend on the diligence and skill of Brookfield’s professionals to manage us, including our new operations. These individuals may have difficulty managing the additional operations and may have other responsibilities within Brookfield’s asset management business. If Brookfield does not effectively manage the additional operations, we may not achieve our expected results for the Transaction and our existing business, financial condition and results of operations will be adversely affected.

The Transaction may give rise to contingent liabilities.

The Transaction involves risks that could materially and adversely affect our business, including the failure to achieve expected results. Our current operations may give rise to liabilities, such as claims for failure to comply with government regulations or other past activities. Accordingly, there is risk regarding any undisclosed or unknown liabilities or issues concerning those operations.

Brookfield has structured the Transaction and some of our current operations as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which may reduce Brookfield’s and our influence over our operations and may subject us to additional obligations.

Brookfield has structured the Transaction and some of our current operations as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.

Joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, could be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which could lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

In addition, because the Transaction and some of our current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. For example, some of our investments are subject to a shareholder agreement which allows for the sale of the assets without our consent. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

Approval delays.

There is a risk that regulatory approvals may not be obtained, or may be obtained, subject to conditions which adversely affect the Combined Group, or may be delayed, or that the Court may not approve the Scheme, or may delay approval of the Scheme.

Change of control risk.

Some contracts to which members of Asciano Group are a party (including leases, supply contracts, joint venture agreements, financing arrangements and customer contracts) contain change of control provisions that will, or may if certain conditions pertain, be triggered by the Transaction. Such provisions allow the counterparty to, variously, demand immediate or earlier repayment of borrowed monies, review, adversely modify or terminate the contract or, in some cases, exercise pre-emptive rights over the joint venture interests of Asciano. If a counterparty to any such contract were to demand immediate or earlier repayment of borrowed monies, terminate or seek to renegotiate the contract or exercise pre-emptive rights with respect to the joint venture interests of Asciano this may, individually or in aggregate, have an adverse effect on the Combined Group, depending on the relevant contract.

In relation to Asciano’s debt financing, the consequences of the Transaction differ between the bank debt and the various bonds on issue. In respect of the bank debt financing, Asciano will seek appropriate assurance from the relevant financiers, in a form acceptable to Brookfield Infrastructure, that any change of control resulting from the Transaction will not lead to the exercise of termination or repayment rights under the review events for that financing. If appropriate assurance is not received, then there is a risk that the A$1.3 billion bank debt facilities would need to be refinanced within 3 months of the Effective Date.

In respect of the various bonds that have been issued by Asciano, provided that Asciano maintains an investment grade credit rating, the Asciano Board Members are not aware of any circumstances that would cause a termination and repayment event as a result of the Transaction.

Integration risk.

The Transaction will involve the combination of the businesses of Brookfield Infrastructure and Asciano which have previously operated independently. There is a risk that unexpected issues and complications may arise during the process of integration. There is a risk that the Combined Group may face unanticipated liabilities and costs, operational disruption and the possible loss of key employees, customers or market share if integration is not achieved in a timely and orderly manner. There is a risk that the benefits described above in the section titled “Asciano and the Transaction” may not be achieved in a timely manner, at all or to the extent envisaged or that the costs associated with achieving them may be higher than anticipated. Potential issues and complications influencing the achievement of a successful integration and of targeted benefits include:

•	integrating management information systems;

•	merging the culture and management styles of two organizations;

•	experiencing lower than expected cost savings;

•	integrating IT and support functions;

•	unintended losses of key employees;

•	market conditions or changes in the regulatory environment, or regulatory conditions imposed in connection with the Transaction, impacting the ability of the Combined Group to leverage its increased scale, presence and market intelligence to achieve anticipated benefits;

•	becoming involved in labour, commercial or regulatory disputes or litigation related to the Combined Group;

•	the difficulty of managing the growth of a larger organization; and

•	diversion of resources, including Brookfield’s time and attention.

Any failure to achieve the anticipated benefits could impact the financial performance and position of the Combined Group.

Transaction costs.

The Partnership, BIP GP (either alone or with entities in which BIP has an indirect interest) and Asciano will incur transaction costs in connection with the Transaction. Both the Partnership and Asciano will pay transaction fees and other expenses related to the Transaction, including financial advisers’ fees, filing fees, legal and accounting fees, regulatory fees and mailing costs.

Risk associated with retention of a minority stake

There are some risks associated with the Offer for Asciano Shareholders who do not accept the Offer and remain Asciano Shareholders.

If, in connection with or following the Takeover Bid, the Acquirer acquires between 90% and 100% of the Asciano Shares, the Acquirer may be entitled to compulsorily acquire the remaining shares of the Asciano Shareholders.

If, in connection with the Takeover Bid, the Acquirer acquires more than 50.1% but less than 90% of the Asciano Shares, the Acquirer will hold a controlling interest in Asciano. The remaining Asciano Shareholders will be in a minority position in a company with a large controlling shareholder whose objectives for the company may differ from their own. They could also encounter a lower level of liquidity in Asciano Shares than exists today, which could result in a lower price for those Asciano Shares should they wish to sell them in future.

If, following the Takeover Bid, the Acquirer does not acquire any Asciano Shares or does not have a Relevant Interest in at least 50.1% of the Asciano Shares, it may choose to waive the 50.1% condition of its Offer resulting in the Acquirer holding a non-controlling interest of between 19.3% and 50.1% of Asciano. If this occurred, it is possible that the Acquirer and another person or persons could each hold large minority interests in Asciano. In such a situation, any commercial misalignment between large minority shareholders could impact on the efficient and effective governance of Asciano and could adversely affect its ongoing performance.

Initial risk of high volumes of sell orders for BIP CDIs.

Some Asciano Shareholders may not intend to hold the BIP CDIs issued under the Transaction and may seek to sell their BIP CDIs on the ASX, including under the Sale Facility, or the underlying Units on the TSX or NYSE. In addition, under the Transaction, Foreign Shareholders and, unless they have elected otherwise, Asciano Shareholders who would acquire any BIP CDIs which would be less than a Small Parcel, and subject to the fact that if ASIC relief is not granted, an Asciano Shareholder will receive BIP CDIs in respect of its Small Parcel, will have any BIP CDIs that would have been issued to them sold under the Sale Facility or by a nominee.

If a significant number of Asciano Shareholders seek to sell their BIP CDIs, or the underlying Units, this may adversely impact the price of BIP CDIs or the Units in the short term.

Risks Related to Asciano

In addition to risks related to infrastructure assets generally, as disclosed in the Partnership’s Annual Report, certain specific risks to Asciano’s business have been identified.

Risks common to Asciano’s three reporting divisions

People and safety

The Asciano Group is exposed to the following risks in relation to people and safety that may impact on its financial position:

•	injury to employees, contractors and other third parties;

•	industrial relations activity that impacts the Asciano Group’s ability to meet its contractual and customer expectations; and

•	attraction and retention of key senior management and operational staff.

Customers

An increase in competition may result in the loss of major customers. The increase may be caused by new or existing entrants or by government legislated changes resulting in increased competition.

Asciano’s three reporting divisions are also exposed to counterparty risks. Counterparty risk is the risk that a major customer, or a number of significant customers, will fail to meet its or their contractual obligations. In those circumstances, there would be a risk of financial loss to Asciano.

Global and local market conditions

Asciano’s three reporting divisions have significant exposures to volatility in commodity flows and global economic conditions. Accordingly, global and local market conditions may significantly impact Asciano’s revenues.

If domestic or global economic conditions deteriorate, the Asciano Group may not be able to access financial markets to seek equity or debt funding on competitive terms. This may impact on the financial performance of Asciano’s reporting divisions or on the capacity for the Asciano Group to implement its strategy.

Changes in government policy, investment decisions and regulation

Asciano’s financial performance in each of the three reporting divisions may be impacted by infrastructure capacity constraints (and disruptions thereto) caused by a failure of infrastructure providers and governments to invest in critical infrastructure to meet market requirements.

Furthermore, any change in the application of relevant competition laws and other changes to regulation or administrative practices that apply to the Asciano Group may impact the efficient operation of the Asciano Group’s business and, as a consequence, its financial performance.

Asciano’s financial statements are prepared in accordance with IFRS and the Asciano Group is taxed in accordance with the current provisions of the Income Tax Assessment Act 1936 (Cth) (Australia) and Income Tax Assessment Act 1997 (Cth) (Australia). Any changes in the accounting standards or tax regime applying to Asciano could have a material impact on Asciano’s financial statements in future periods.

Operational risk

The reporting divisions of the Asciano Group are also subject to the following common operational risks:

•	infrastructure capacity constraints and disruptions caused by weather events, natural disasters and/or failure of critical IT platforms and support;

•	performance, compliance and reputational issues;

•	disruption or loss of critical supply inputs, including security breaches of IT platforms;

•	integration risks associated with acquisitions and business restructures including the impact on customer service levels; and

•	impact of disruptive technologies on traditional supply chains.

Environment

Climate change may have a significant impact on Asciano’s three reporting divisions. For example, there may be changes in demand for a number of Asciano’s services as a result of environmental regulation to deal with climate change.

Furthermore, Asciano’s businesses are subject to stringent environmental regulation under applicable laws. If Asciano’s businesses fail to comply with such environmental regulation, they may be subject to significant fines and penalties.

Risks specific to Asciano’s Pacific National business:

Global demand for coal, other bulk resources and agricultural products

Pacific National’s revenues from the bulk rail haulage of coal, other bulk resources and agricultural products are influenced by global demand for these commodities, which is in turn influenced by global economic activity. This is particularly the case in the emerging markets of India and China. A drop in demand or supply is likely to have a negative impact on Pacific National’s financial performance.

In relation to coal specifically, there is a focus globally on renewable and lower emission energy alternatives, which could reduce the demand for thermal coal over time.

Customer demand for above-rail haulage services

Pacific National’s revenues from rail haulage services are subject to fluctuations in customer demand. Customer demand may be adversely affected by a number of factors, which may individually or in aggregate adversely affect Pacific National’s future financial performance and position. This includes the following:

•	the impact of sustained low thermal and metallurgical coal prices and the impact lower prices may have on the viability of existing mines;

•	the impact of a strong Australian dollar on coal mine viability and competitiveness;

•	any change in the effectiveness of competing modes of freight transport;

•	the impact of seasonal weather patterns on demand - particularly in Northern Australia; and

•	the impact of weather on agricultural cycles and, therefore, the volumes of output.

Impact of competition on access to infrastructure resources

Pacific National relies on access to the coal chain infrastructure including rail and coal port infrastructure in order to deliver services for its coal customers. An increase in competition may impact on the productivity and reliability of that access, which may in turn have an impact on the services provided to customers and consequently a negative impact on Pacific National’s financial performance.

Impact of competition from other above-rail operators and alternative transport modes

Pacific National has major contracts, particularly related to coal haulage, that have expiry dates which are well before the useful life of the assets utilised for those contracts. If such contracts are not renewed, either due to customers contracting with competitor above-rail operators or alternative modes of freight transport, there is a risk that certain Pacific National assets may be underutilised, which may have a material adverse effect on Pacific National’s financial position and financial performance.

Australian GDP growth

Australian economic growth is a key variable in demand for consumer goods, and by extension, the movement of consumer goods across Australia.

In addition, the present position of the Australian construction cycle is a key variable in the demand for building materials (including steel products) and, by extension, the movement of such materials around Australia.

More generally, Australia’s population growth is a key variable in general demand for goods, and movement of goods, in Australia.

If Australia’s economic growth is not maintained, or Australia’s population growth slows, or there is a downturn in the construction cycle, demand for the movement of goods may be reduced, which may have a material adverse effect on Pacific National’s financial performance.

Insufficient investment in rail infrastructure to support growth in demand

Pacific National’s financial performance and anticipated growth may be hindered by an underinvestment in rail infrastructure which may, in turn, reduce future growth in demand.

Risks specific to Asciano’s Patrick Terminals & Logistics business:

Australian GDP growth

Australian economic growth and population growth are key variables in demand for consumer goods, many of which are imported through Australia’s container terminals.

If Australia’s economic growth is not maintained, or Australia’s population growth slows, demand for imported goods may be reduced, which may have a material adverse effect on the Patrick Terminals & Logistics division’s financial performance.

Similarly, the relative strength of the Australian dollar impacts on the demand by Australian businesses for imported goods. This, in turn, impacts on container demand.

The impact of commodity cycles on the growth in containerised exports

Patrick Terminals & Logistics division receives revenue from stevedoring export containers, the level of which is lower for empty containers. Consequently growth in containerised exports has a positive impact on the division’s financial performance.

Conversely, the impact of commodity cycles can reduce the growth in containerised exports, which can have a negative impact on the division’s financial performance.

Increased competition

An increase in competition in the container ports business operated by the Patricks Terminals & Logistics division may result in lower volumes and margins for the division which may, in turn, have a material impact on its financial performance.

Retaining business footprint at sustainable cost structure

The Patrick Terminals & Logistics division requires access, at sustainable costs, to port infrastructure to be able to provide its container stevedoring services to its customers.

The division is currently negotiating long term access at Fremantle Port following the end of the current lease term in 2017. If that lease cannot be negotiated on acceptable terms, this may have a material impact on the Patrick Terminals & Logistics division’s financial performance.

The Port of Melbourne has recently attempted to materially increase the rental costs of a competitor to the Patrick Terminals & Logistics division. The competitor successfully negotiated for a smaller increase in rental costs.

The Patrick Terminals & Logistics division’s rental at Port of Melbourne is up for review from January 1, 2016. There is a risk that the Port of Melbourne may attempt to pass on a material increase in rental costs. If the division is unable to negotiate a reasonable increase, the division’s financial performance may be materially impacted.

Customer consolidation

The global shipping line market is subject to potential changes through consolidation of participants and changes to shipping consortia. The result of these changes may be an increase or a decrease in the Patrick Terminals & Logistics division’s market share and consequently may have a material adverse impact on the division’s financial performance.

Customer service

The Patrick Terminals & Logistics division’s ability to maintain relationships with major customers is integral to its financial performance.

This in turn depends on the division’s ability to offer competitive service standards and pricing. Poor performance in either area may lead to a loss of major customers which may have a material impact on the division’s financial performance.

Industrial relations

Australia’s industrial relations laws afford various rights to employees to engage in industrial action. Industrial action can cause significant disruption to Patrick Terminals & Logistics’ customer service performance.

In particular, the activities of the Maritime Union of Australia (including any industrial action taken) in connection with the business operated by the Patrick Terminals & Logistics’ division impact on the division’s ability to effectively service its customers. This, in turn, could have an impact on customer demand.

Risks specific to Asciano’s Patrick Bulk & Automotive Port Services business:

Economic activity in certain industries both in Australia and globally

Demand for services provided by the Patrick Bulk & Automotive Port Services division is affected by economic activity in a number of industries, both domestically and globally, including, in particular, the resources, shipping, steel, agriculture, chemical and imported car industries.

Demand, in these industries, is in turn affected by general economic activity (both domestically and globally).

Competition

The bulk ports and stevedoring sector is a fragmented and highly competitive market with generally low barriers to entry. This creates an environment for potential price discounting and disruption to the market.

Additionally, several of Patrick Bulk & Automotive Port Services key automotive customers also operate in a highly competitive market. If any of these customers endure losses in market share, the division’s revenue may be negatively affected due to lower processing and storage volumes.

Rising land and site rental costs

The Patrick Bulk & Automotive Port Services division relies on access to port related land and premises at a competitive cost. This includes access to land for the storage of imported automobiles. A significant increase in land and/or site rental costs may have a material adverse impact on the division’s financial performance.

Customer service

The Patrick Bulk & Automotive Port Services division’s ability to maintain relationships with major customers is integral to its financial performance.

This in turn, depends on the division’s ability to offer competitive service standards and pricing. Poor performance in either area may lead to a loss of major customers which may have a material impact on the division’s financial performance.

GLOSSARY OF CERTAIN TERMS

Unless the context requires otherwise:

“50.1% Acquisition Scenario” means the acquisition by the Acquirer (and its Associates) of a Relevant Interest in 50.1% of the Asciano Shares (including the Asciano Shares it already owns).

“100% Acquisition Scenario” means the acquisition by the Acquirer (and its Associates) of a Relevant Interest in 100% of the Asciano Shares.

“ACCC” means the Australian Competition and Consumer Commission.

“Acquirer” means Nitro Corporation Pty Ltd CAN (607 605 701), the subsidiary of the Partnership that will hold the Asciano Shares.

“Acquisition Facilities” mean the acquisition facilities described under the heading “Asciano and the Transaction —The Combined Group’s Financing — Acquisition Facilities” of this document.

“Adjusted EBITDA” has the meaning set out under the heading “Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures – Adjusted EBITDA”.

“Affiliate” means a person is an “affiliate” of another person, if one is directly or indirectly controlled by that other person or if both are directly or indirectly controlled by a third person and, in respect of BIP, includes a partnership or other fund or account which is managed by BAM or any of its Subsidiaries.

“AFFO” means adjusted funds from operations, as described under the heading “Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures – AFFO”.

“Annual Report” means the Partnership’s annual report on Form 20-F for the fiscal year ended December 31, 2014 dated March 17, 2015.

“Asciano” means Asciano Limited (ABN 26 123 652 862).

“Asciano Board” means the board of directors of Asciano and an “Asciano Board Member” means any director of Asciano comprising part of the Asciano Board.

“Asciano Group” means Asciano and each of its Subsidiaries, and a reference to an “Asciano Group Member” or a “member of the Asciano Group” is to Asciano or any of its Subsidiaries.

“Asciano Material Adverse Change” has the meaning given to it in the Implementation Deed.

“Asciano Prescribed Occurrence” has the meaning given to it in the Implementation Deed.

“Asciano Register” means the register of Asciano Shareholders maintained by Computershare Investor Services Pty Limited (ABN 48 078 279 277) in accordance with the Corporations Act (Australia).

“Asciano Regulated Event” has the meaning given to it in the Implementation Deed.

“Asciano Share” means a fully paid ordinary share in the capital of Asciano.

“Asciano Shareholder” means each person who is registered in the Asciano Register from time to time as the holder of an Asciano Share.

“ASIC” means the Australian Securities and Investments Commission.

“Associates” has the meaning set out in section 12 of the Corporations Act (Australia), as if subsection 12(1) of the Corporations Act (Australia) included a reference to the Implementation Deed and Asciano was the designated body.

“ASX” means ASX Limited (ABN 98 008 624 691) and where the context requires, the financial market which it operates.

“AUD Value of a Unit” means the Australian dollar value of a Unit, which, for any calendar day (Sydney time), is determined by reference to the closing price of a Unit on the NYSE for the previous calendar day (New York time) and the USD/AUD Reference Rate for that calendar day (Sydney time).

“BAPS” means Bulk & Automotive Port Service.

“bcIMC” means British Columbia Investment Management Corporation.

“Bidder’s Statement” means the statement of the Acquirer under Part 6.5 Division 2 of the Corporations Act (Australia) relating to the Offer, dated November 23, 2015.

“BIF” means the entities that, together, comprise Brookfield Infrastructure Fund II, and any subsequent similar fund or co-investment vehicle exclusively managed by Brookfield or its Affiliates.

“Bilateral Facilities” mean the bilateral facilities described under the heading “Asciano and the Transaction —The Combined Group’s Financing — Bilateral Facilities” of this document.

“BIP CDI” means a CHESS Depository Interest, being a unit of beneficial ownership in a Unit registered in the name of CDN. Each BIP CDI will have rights that are economically equivalent to the rights attaching to the Units. The BIP CDIs will be quoted and traded on the ASX in Australian dollars.

“BIP GP” means Brookfield Infrastructure Partners Limited, a Bermuda exempted limited company, acting as general partner of the Partnership.

“BIP Group” means Brookfield Asset Management, the Partnership and each person that the Partnership directly or indirectly controls.

“Bonds” has the meaning set out under the heading “Asciano and the Transaction – The Combined Group’s Financing – The Partnership’s medium term notes”.

“Brookfield” means Brookfield Asset Management and its related entities (other than Brookfield Infrastructure).

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield Consortium” has the meaning set out under the heading “Recent Developments – The Transaction”.

“Brookfield Group” means collectively the Partnership, Brookfield Asset Management and BIF and each of their Affiliates and a reference to a “Brookfield Group Member” or a “member of the Brookfield Group” is to any of those persons.

“Brookfield Infrastructure” has the meaning set out under the heading “Interpretation”.

“Brookfield Material Adverse Change” has the meaning given to it in the Implementation Deed.

“Brookfield Prescribed Occurrence” has the meaning given to it in the Implementation Deed.

“Business Day” means a day that is not a Saturday, Sunday or a public holiday or bank holiday in Sydney, Australia.

“CDN” means CHESS Depositary Nominees Pty Limited (ACN 071 346 506).

“CHESS Depository Interest” or “CDI” means a unit of beneficial ownership in an issued financial product which is listed on a foreign exchange (where such financial product has been issued in the name of the relevant depositary nominee who holds the legal title to that product).

“Class A Preferred Units” means the Class A Preferred Limited Partnership Units of the Partnership.

“Combined Group” means the Partnership, Holding LP and their Subsidiaries (which, if the Offer is implemented or the Scheme is implemented, as applicable) will include Asciano and its Subsidiaries).

“Competing Proposal” has the meaning given to it in the Implementation Deed.

“Completion” means completion of the acquisition of Asciano Shares under the Offer (and in circumstances where compulsory acquisition is available, completion of the compulsory acquisition process under Chapter 6A of the Corporations Act (Australia)) (or if used in relation to the Scheme, means the Scheme becoming Effective).

“control” of a person, for the purposes of the definition of “Affiliate” and the definition of “BIP Group” means the right to (i) elect or appoint a majority of the directors (or persons or entities performing a similar function) of such person; (ii) the ability to otherwise exercise a majority of the voting rights in respect of that person; or (iii) the ability to otherwise control the management of such person whether by virtue of the terms of its constitutional documents, contractual rights, or otherwise, and “controlled” has a corresponding meaning.

“Corporations Act (Australia)” means the Corporations Act 2001 (Cth).

“Court” means the Supreme Court of New South Wales or such other court of means a court of competent jurisdiction under the Corporations Act (Australia) agreed to in writing by Brookfield Infrastructure and Asciano.

“Cut-off Time” means 8:00am (Sydney time) on the Second Court Date or before the close of the Offer Period.

“Deed Poll” means the deed poll executed by Brookfield Infrastructure and Acquirer.

“EBITDA” means Adjusted EBITDA, in the case of the Partnership, or Underlying EBITDA, in the case of Asciano, as the case requires.

“Effective” when used in relation to the Scheme, means the coming into effect, under section 411(10) of the Corporations Act (Australia), of the order of the Court made under sections 411(4)(b) of the Corporations Act (Australia) in relation to the Scheme.

“Effective Date” means the date on which the Scheme becomes Effective.

“End Date” means February 17, 2016 or such other later date as agreed in writing between by the parties.

“Equity Funding” has the meaning set out under the heading “Asciano and the Transaction – The Combined Group’s Financing – Sources of Consideration”.

“Exclusivity Period” means the period from and including the date of the Implementation Deed to the earlier of (i) the date of termination of the Implementation Deed; (ii) the End Date; and (iii) Completion.

“FFO” means funds from operations, as described under the heading “Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures – FFO”.

“Financial Advisor” means any financial advisor retained by a party in relation to the Transaction or a Competing Proposal from time to time.

“Foreign Shareholder” means an Asciano Shareholder for the purposes of the Offer whose address as shown in the Asciano Register is in a jurisdiction other than Australia or its external territories, Canada, the United States or New Zealand; or whose address is shown in the Asciano Register is in the United States (or where the Acquirer has reasonable grounds to believe such person is holding shares for the benefit of a person whose address is in the United States). However, such a person will not be a Foreign Shareholder if the Acquirer is satisfied that it is not legally or practically constrained from making the Offer to an Asciano Shareholder in the relevant jurisdiction and to issue BIP CDIs to such shareholder on acceptance of the Offer, and that it is lawful for the shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

“General Partner” means the Partnership’s general partner.

“GIC Investor” means Buckland Investment Pte Ltd and Devonshire Investment Pte Ltd, entities which are indirectly wholly owned by GIC (Ventures) Pte Ltd.

“Governmental Agency” means any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, including a stock or other securities exchange, or any minister of the Crown in right of the Commonwealth of Australia or any State and any other federal, state, provincial, or local government, whether foreign or Australian.

“Holding Entities” means the subsidiaries of Holding LP through which Holding LP holds all of the Partnership’s interest in the Operating Entities.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Implementation Date” means the fifth Business Day after the Scheme Record Date (expected to be January 14, 2016), or such other date after the Scheme Record Date as Asciano and Brookfield Infrastructure agree in writing as notified by Asciano to the ASX.

“Implementation Deed” means the implementation deed dated August 17, 2015 between the Acquirer and Asciano as amended and restated on November 9, 2015.

“Indenture” has the meaning set out under the heading “Asciano and the Transaction – The Combined Group’s Financing – The Partnership’s medium term notes”.

“Independent Expert” means Grant Samuel & Associates Pty Limited.

“Independent Expert’s Report” means the report to be issued by the Independent Expert in connection with the Scheme or the report to be issued by the Independent Expert in connection with the Takeover Bid.

“Investigating Accountant” means Deloitte Corporate Finance Pty Ltd.

“Issuers” means Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Pty Ltd.

“Master Services Agreement” means Brookfield Infrastructure’s master services agreement as described in Item 6.A “Directors and Senior Management – Our Master Services Agreement” of the Annual Report.

“Note Offerings” means the October 30, 2015 issuance of the Notes.

“Notes” means the C$375 million aggregate principal amount of 3.538% Medium Term Notes, Series 3, due October 30, 2020 and the C$125 million aggregate principal amount of 3.034% Medium Term Notes, Series 4, due October 30, 2018.

“Offer” means the offer for Asciano Shares under the terms and conditions contained in Section 12.1 of the Bidder’s Statement.

“Offer Period” means the period during which the Offer will remain open for acceptance in accordance with Section 12.2 of the Bidder’s Statement.

“Offering” has the meaning set out on the first page of this Information Sheet.

“Operating Entities” means the entities that directly or indirectly hold Brookfield Infrastructure’s current operations and assets that it may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements.

“Partnership” means Brookfield Infrastructure Partners L.P.

“preferred unitholders” means holders of Class A Preferred Units.

“Private Placement” means the private placement described under the heading “Asciano and the Transaction — Capital structure of the Combined Group — Private Placement”.

“Reference Price” means the value of a BIP CDI which is required in order for the value of the consideration (when valued for the purpose of the Offer) to be at least $8.80 (being the maximum price paid by the Acquirer for Asciano Shares in the four month period referred to in section 621(3) of the Corporations Act (Australia).

“Related Body Corporate” has the meaning set out in section 50 of the Corporations Act (Australia), except that the term “subsidiary” used in the Corporations Act (Australia) has the meaning ascribed to the term “Subsidiary” in the Bidder’s Statement.

“Related Persons” means (i) in respect of a party or its Related Bodies Corporate, each director, officer, employee, advisor, agent or representative of that party or Related Body Corporate; (ii) in respect of the Acquirer and Brookfield Infrastructure (and in addition to those persons listed above), each person with whom the Acquirer and Brookfield Infrastructure proposes to invest in Asciano (including any other shareholder in the Acquirer) and each director, officer, employee, advisor agent or representative of that person; and (iii) in respect of a Financial Advisor, each director, officer, employee or contractor of that Financial Advisor.

“Relevant Interest” has the meaning given to it in sections 608 and 609 of the Corporations Act (Australia).

“Requisite Majority” means in relation to the resolution to be put to the Scheme Meeting, the resolution being passed by a majority in number (more than 50%) of Asciano Shareholders, who are present and voting, either in person or by proxy, attorney or in the case of a corporation its duly appointed corporate representative and passed by at least 75 per cent of the votes cast on the resolution.

“Sale Facility” means the facility described in Section 3.3 of the Scheme Booklet.

“Scheme” means the proposed transaction set out in the Scheme Booklet, being the acquisition of the Shares by the Acquirer through implementation of a scheme of arrangement in accordance with the terms of the Implementation Deed.

“Scheme Booklet” means the scheme booklet dated September 30, 2015 and filed on SEDAR and EDGAR by the Partnership on October 1, 2015.

“Scheme Meeting” means the meeting of Asciano shareholders convened pursuant to an order of the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act (Australia), or any adjournment of such meeting.

“Scheme Record Date” means the tenth Business Day after the Effective Date (expected to be January 8, 2016 at 7:00pm (Sydney time)) or such other time and date as the parties agree in writing.

“Second Court Date” means, in relation to the Scheme, the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act (Australia) approving the Scheme is heard, or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.

“Securities Act” means the Securities Act of 1933.

“Series 3 Preferred Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 3.

“Small Parcel” means a parcel of BIP CDIs having a value of less than A$500 based on the closing price of Units on the NYSE on November 20, 2015, being the trading day prior to the date of the Bidder’s Statement (New York time), and the USD/AUD Reference Rate on the same date (and, for the avoidance of doubt, assuming Units and BIP CDIs to be of equivalent value).

“Special Dividend” means a fully franked cash dividend of up to A$0.90 for each Asciano Share as at the Special Dividend Record Date.

“Special Dividend Amount” means the cash amount of any Special Dividend paid to Asciano Shareholders.

“Special Dividend Record Date” means 5:00pm (Sydney time) on a date which is the earlier of (i) if the Effective Date occurs, at least two days prior to the Scheme Record Date and otherwise agreed between the parties to the Scheme; or (ii) if the Offers are declared or become unconditional, a date at least two clear Business Days before that occurs or otherwise agreed between the parties to the Implementation Deed.

“Special Limited Partner Units” means special limited partner units in Holding LP.

“Standard Consideration” means the A$6.9439 cash (cash reduced by the cash value of any Special Dividend paid) and 0.0387 BIP CDIs per Asciano Share (subject to rounding).

“Subsidiaries” has, in relation to an entity, the meaning given in Division 6 of Part 1.2 of the Corporations Act (Australia) but so that (i) an entity will also be deemed to be a “Subsidiary” of an entity if that entity is required by the accounting standards to be consolidated with that entity; (ii) a trust or fund may be a “Subsidiary”, for the purposes of which any units or other beneficial interests will be deemed shares; or (iii) a corporation or trust or fund may be a “Subsidiary” of a trust or fund if it would have been a Subsidiary if that trust or fund were a corporation.

“Superior Proposal” has the meaning given to it in the Implementation Deed.

“Syndicated Facility” mean the syndicated facility described under the heading “Asciano and the Transaction —The Combined Group’s Financing — Syndicated Facility” of this document.

“Takeover Bid” means the acquisition by the Acquirer of Asciano Shares under the Offer in accordance with the terms and conditions set out in the Bidder’s Statement.

“Third Party” means a person other than Brookfield Infrastructure and its Associates.

“Total Cash Pool” means A$6,772,980,512.25 less the Total Special Dividend Amount; less the result of multiplying the number (if any) of Asciano Shares held by the Acquirer on the Scheme Record Date by (A$6.9439 less the Special Dividend Amount) and plus the result of multiplying the number (if any) of Asciano employee rights which are satisfied by the issue of new Asciano Shares by 0.0387.

“Total Special Dividend Amount” means the aggregate of all Special Dividend Amounts paid to Asciano Shareholders.

“Transactions” means the previously announced proposed transactions whereby the Partnership and its institutional partners may acquire the entire issued capital of Asciano, either through the implementation of the Scheme or the Takeover Bid, as applicable, in accordance with the Implementation Deed.

“Underlying EBITDA” has the meaning set out under the heading “Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures – Underlying EBITDA”.

“Underlying NPAT” has the meaning set out under the heading “Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures – Underlying NPAT”.

“unitholders” means holders of Units.

“Units” means the non-voting limited partnership units in the capital of the Partnership, other than the Class A Preferred Units.

“USD/AUD Reference Rate” means the USD/AUD Hedge Settlement Rate WM/Reuters USD/AUD (HSRA) with a specified time of 10:00a.m. (Sydney time).